Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 25, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9937
Private Market Leaders Portfolio Series
(the “Trust”)
CIK No. 1895920 File No. 333-262238

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes that the disclosure states: “Through our selection process, we seek to provide a balanced, yet high-conviction portfolio of private equity focused asset managers.”

(a) Please explain what this means in plain English, including defining a “high conviction” portfolio.

(b) The Staff notes that the Trust needs an 80% policy to invest in common stocks of leading private equity focused managers. Please provide a reasonable definition of private equity focused mangers (e.g., asset managers whose economic fortunes are significantly tied to private equity or market investments by devoting 50% or more of their assets to, or deriving 50% or more of their revenues or profits from, private equity or market investments).

(c) To avoid investor confusion, please also disclose that the portfolio does not actually invest in private market or equity investments.

Response:       Please refer to the Trust’s responses below.

(a)       In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

“Through our selection process, we seek to provide a balanced, approximately equally weighted portfolio of private equity focused asset managers.”

(b)       In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“Under normal circumstances, the Trust will invest at least 80% of its assets in companies that are private equity focused asset managers, which are companies that devote at least 50% of their assets to, or derive 50% of their profits or revenues from, private equity activities or asset management. Portfolio companies that meet the test above based on asset management activities must manage private assets as part of such activities.”

(c)        The prospectus will be revised in accordance with the Staff’s comment.

2.       Please explain why the Trust’s portfolio is not concentrated in any industry or group, such as financial services, or add such disclosure and appropriate risk disclosure to the Trust’s prospectus.

Response:       The Trust confirms that if the Trust’s final portfolio concentrates in or has significant exposure to a particular industry, appropriate disclosure will be added to the prospectus.

3.       The Staff notes that the disclosure provides that each company considered in the selection process must have “reasonable liquidity.” Please define “reasonable liquidity”.

Response:       In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“To ensure adequate liquidity, we select those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements.”

4.       The Staff notes that the disclosure states: “Private Markets and/or Alternative Investment Focus. The next step in our process is to look for companies with businesses we can fundamentally discern are private markets and/or alternative focused. Such firms engage in leveraged buyout (LBO) transactions, venture, growth, secondary, co-investments, real assets, and private placements of securities.” Please tie this disclosure to the Trust’s definition of asset managers whose economic fortunes are tied to these activities as noted above in Comment no. 1(b).

Response:       The Trust notes that the above disclosure is meant to provide examples of transactions that companies considered for the portfolio engage in. In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The next step in our process is to look for companies whose economic fortunes are significantly tied to private equity or asset management investments, as described above. Such firms engage in leveraged buyout (LBO) transactions, venture, growth, secondary, co-investments, real assets, and private placements of securities.”

5.       The Staff notes that the disclosure provides that each company must provide “reasonable visibility” into the private market. Please define “reasonable visibility”.

Response:       In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

“Each company must have a historical or active presence in the private market.”

6.       The Staff notes that the disclosure states: “We then consider company financials and private market and/or alternatives profit sustainability. These include investment firms where there are fee-paying assets under management ("AUM"), non-fee-paying AUM or new capital raised (dry powder), private markets revenue, management fees, transaction fees, fee-related performance, carried interest, incentive fees, or other financial activity attributable to private markets and/or alternative investing.” Please revise this disclosure to state how the Trust evaluates these considerations.

Response:        In accordance with the Staff’s comment, the above referenced disclosure will be revised as follows:

“We then consider company financials and private market and/or alternatives profit sustainability. These include investment firms where there are fee-paying assets under management (“AUM”), non-fee-paying AUM or new capital raised (dry powder), private markets revenue, management fees, transaction fees, fee-related performance, carried interest, incentive fees, or other financial activity attributable to private markets and/or alternative investing. From this data, we select companies that have positive earnings and increasing revenue growth potential from private markets and remove companies with little-to-no financial activity attributable to private markets investing, such as firms that only attribute revenue and earnings to public market investing.

Select Companies. The final step in our process is to review the companies based on the above analysis performed by our team of research analysts. For each company, we look at the data gathered and consider the quality of its management, the performance of its historical and active funds, and the business model of its managers. We ultimately select 30 companies that demonstrate positive earnings and increasing revenue growth potentials from private markets with strong management teams and a competitive position relative to their industry peer group.”

7.       The Staff notes the disclosure states: “The final step in our process is to select 30 companies based on the comprehensive analysis of our team of research analysts.” Once the steps in the previous disclosure are completed, please describe how the Trust ultimately arrives at the 30 stocks that make up the final portfolio.

Response:        The disclosure will be revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment No. 6.

8.       The Staff notes that the following disclosure appears to be describing the criteria the Trust uses to screen for the universe of stocks identified. Please consider moving to the "Identify the Universe" section earlier in the disclosure.

“Each company must have positive earnings, free cash flow generation and a private market and alternative investment business model or investment situation that we believe can withstand business cycle inflections.”

Response:         In accordance with the Staff’s comment, the above referenced disclosure has been moved to the “Identify the Universe” section.

9.       Please revise the “Portfolio Selection Process” section to include the investments currently listed under “Additional Portfolio Contents” as the Staff believes the disclosure described are characteristics of principal investments.

Response:       The purpose of the “Additional Portfolio Contents” section is to describe investments that, while not part of the Trust’s selection process, are investments that the Trust has exposure to. The section will be revised to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.”

10.       Please disclose in the “Portfolio” section that the Trust invests in securities that pay dividends.

Response:       The Trust confirms it will add a reference to “dividend-paying securities” in the “Additional Portfolio Contents” section.

Risk Factors

11.       Please revise the “Risks Relating to Investing in Private Equity Companies” to more clearly state that the Trust does not invest in Private Equity offerings directly, but in Private Equity Managers who invest in Private Equity.

Response:       In accordance with the Staff’s comment, the first sentence of the “Risks Relating to Investing in Private Equity Companies” will be revised as follows:

“The Trust does not invest directly in private equity offerings, but instead in companies that provide exposure to the private equity sector, including private equity focused asset managers. As such, the Trust is subject to risks faced by these companies, in particular the returns of such companies’ underlying investments.”

           We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon